[Letterhead of Womble Carlyle Sandridge & Rice, PLLC]

Elizabeth O. Derrick

Direct Dial: (864) 255-5415

Direct Fax: (864) 255-5489

E-mail: bderrick@wcsr.com

October 5, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington D.C. 20549

Attention: Pamela A. Long

Re:	PokerTek, Inc.

Registration Statement on Form S-1

Filed August 4, 2005

Registration Statement on Form S-1/A

Filed September 13, 2005

File No. 333-127181

Ladies and Gentlemen:

On behalf of PokerTek, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 30, 2005 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 filed on August 4, 2005, as amended on September 13, 2005 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions.

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

On behalf of the Company, we advise you as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies – Equity-Based Compensation, page 25

1. We note your draft response to comment 3 of our letter dated September 21, 2005 and understand that the fair values of the common stock were determined by an arms-length transaction with unaffiliated investors in private placements. Given the assumption that your Board of Directors determined the offering price for the private placements occurring in July 2004

U.S. Securities and Exchange Commission

October 5, 2005

and April 2005, please expand your disclosure to discuss the factors and assumptions they used in determining the offering prices of $2.67 and $5.58, respectively.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 25 as requested.

2. We understand that the fair value of the January and February option grants was based upon the offering price of the July 2004 private placement. Please expand your disclosure to explain why there was no change in the fair value of your common stock during the six months that elapsed between the private placement and the option grants.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 25 as requested.

3. Please supplementally explain to us how you determined the fair value of the July 2005 option grants to be $5.58 given the assumption that discussions with your underwriters regarding the offering price range of $10-$12 would likely have occurred prior to August 2005.

Response: As discussed verbally with the Staff, the Company has amended the option agreements entered into in July 2005 to provide for an exercise price of $11.00 per share.

Financial Statements, page F-1

Note 8–Stockholders’ Equity, page F-13

4. We note your draft disclosure submitted supplementally. Please revise your note to disclose that the valuation used to determine the fair value of the stock options was contemporaneously made by the Company’s Board of Directors upon the grant date.

Response: The Company notes the Staff’s comment and has revised the note on page F-13 as requested.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding Amendment No. 2 or the foregoing, kindly contact the undersigned at (864) 255-5415 or Robert M. Donlon of our Firm at (704) 331-4964. Thank you for your time and attention.

Very truly yours,

WOMBLE CARLYLE SANDRIDGE & RICE A Professional Limited Liability Company

/s/ ELIZABETH O. DERRICK
Elizabeth O. Derrick